UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_______________________

Web.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

94733A104
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
Tel. No.:  (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

May 16, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page  of 1 of 26 Pages)

CUSIP No. 94733A104	SCHEDULE 13D	Page 2 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NWS Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 3 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-NWS Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 4 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 5 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 6 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 7 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 8 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 9 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 10 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 11 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 94733A104	SCHEDULE 13D	Page 12 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 13 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,478,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,478,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 14 of 26

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) to Schedule 13D filed on November 2, 2011 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Web.com Group, Inc., a Delaware corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below.  The address of the principal executive office of the Company is 12808 Gran Bay Parkway West, Jacksonville, Florida 32258.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are NWS Holdings LLC (f/k/a Net Sol Holdings LLC), a Delaware limited liability company (“Holdings”), GA-NWS Investor LLC (f/k/a GA-Net Sol Investor LLC), a Delaware limited liability company (“GA Investor”), General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”), GAP-W, LLC, a Delaware limited liability company (“GAP-W”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO Management GmbH, a German corporation (“GmbH Management”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), and General Atlantic LLC, a Delaware limited liability company (“GA” and, collectively with Holdings, GA Investor, GAP 83, GAP-W, GapStar, KG, CDA, GAPCO III, GAPCO IV, GmBH Management and GenPar, the “Reporting Persons”).  The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service

CUSIP No. 94733A104	SCHEDULE 13D	Page 15 of 26

Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.

Each of the Reporting Persons (other than Holdings) is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. Holdings is engaged in acquiring, holding and disposing of interests in the Company for investment purposes.

GA is the general partner of GenPar, which is the general partner of GAP 83. GAP 83 is the controlling member of, and GAP-W, GapStar, KG, CDA, GAPCO III  and GAPCO IV are each members of, GA Investor. GA Investor owns a controlling interest in and is entitled to appoint all of the representatives of the board of directors of Holdings. GA is the managing member of GAPCO III and GAPCO IV. The officers of GapStar, the managing directors of GA Investor and certain members of the board of directors of Holdings are managing directors of GA.  GmbH Management is the general partner of KG. There are 26 managing directors of GA (the “GA Managing Directors”).  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No. 94733A104	SCHEDULE 13D	Page 16 of 26

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Pursuant to the Stockholder Agreement, GA Investor and/or GA are entitled to designate one member of the Company’s board of directors until such time as Holdings, GA Investor, their respective affiliates and permitted transferees hold less than 10% of the Company’s capital stock.  Currently, GA Investor and GA have designated Anton Levy, a Managing Director of GA, as their representative to the Company’s board of directors.

Pursuant to the Stockholder Agreement, certain of the Reporting Persons exercised their registration rights to cause the Company to register all of the Common Stock they hold for resale from time to time under the Securities Act of 1933, as amended (the “Securities Act”).  As a result, the Company filed a registration statement on Form S-3 registering 16,434,692 shares of Common Stock of the Reporting Persons with the Securities and Exchange Commission. The registration statement was declared effective on May 7, 2012.

On May 16, 2012, the Company concluded a public offering for the re-sale of Common Stock held by, among others, GA Investor.  In connection with the offering, on May 10, 2012, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with the selling stockholders in the offering (including GA Investor) named on Schedule 2 thereto, and J.P. Morgan Securities LLC, acting on behalf of itself and as the representative of the underwriters listed in Schedule 1 thereto. Pursuant to the Underwriting Agreement, in the offering an aggregate of 8,945,425 shares of Common Stock were sold by the selling stockholders. The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

CUSIP No. 94733A104	SCHEDULE 13D	Page 17 of 26

In connection with the public offering, the selling stockholders, including GA Investor, agreed with the underwriters that it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by GA Investor in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition (collectively, the “Lock-Up Securities”), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of the Lock-Up Securities without, in each case, the prior written consent of J.P. Morgan Securities LLC for a period of 60 days after the date of the final prospectus relating to the offering. Certain transfers are permitted (A) the Securities to be sold by such selling stockholder pursuant to the Underwriting Agreement, (B) transfers of the Lock-Up Securities as a bona fide gift or gifts, (C) as a distribution to direct or indirect affiliates, limited partners, members or shareholders of such selling stockholder, (D) transfers of Lock-Up Securities to any immediate family member, any trust for the direct or indirect benefit of such selling stockholder or the immediate family of such selling stockholder or any of their successors upon death or any partnership or limited liability company, the partners or members of which consist of such selling stockholder and one or more members of such selling stockholder’s immediate family and such transfer does not involve a

CUSIP No. 94733A104	SCHEDULE 13D	Page 18 of 26

disposition for value, (E) transfers of Lock-Up Securities to any beneficiary of such selling stockholder pursuant to a will, other testamentary document or applicable laws of descent, (F) transfers of Lock-Up Securities to such selling stockholder’s affiliates or to any investment fund or other entity controlled or managed by such selling stockholder, (G) pledges of Lock-Up Securities (including transfer in connection with any such pledges) in favor of lenders under such selling stockholder’s credit facilities in existence as of the date hereof and (H) transfers of Lock-Up Securities to any Permitted Transferee under the Stockholder Agreement; provided that in the case of any transfer or distribution pursuant to clauses (B), (C), (D), (F), (G) and (H), each donee, transferee or distributee shall execute and deliver to J.P. Morgan Securities LLC a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (B), (C) or (H), no filing by any party (donor, donee, transferor or transferee) under Section 16 of the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 60-day period referred to above).

In addition, the establishment of Rule 10b5-1 trading plans are permitted provided that no transactions thereunder are made until after the end of the 60-day period and no public disclosure of such plans shall be required or voluntarily made until after the end of the 60-day period.

In connection with the public offering above, the Company waived the provision of the Stockholder Agreement that restricts GA Investor from selling more than 25% of their Acquisition Shares. The waiver is applicable only to the offering pursuant to such prospectus supplement.

CUSIP No. 94733A104	SCHEDULE 13D	Page 19 of 26

A copy of the Underwriting Agreement, the lock-up agreement and the waiver described above are attached as exhibits to this Amendment No. 1 and are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           As of the date hereof, Holdings and GA Investor each own of record 3,310,000 shares of Common Stock and 5,168,266 shares of Common Stock, respectively, representing 6.8% and 10.6%, respectively, of the Company’s issued and outstanding shares of Common Stock (based upon a total of 48,753,439 shares of Common Stock stated to be outstanding by the Company as of May 11, 2012 as reported in the Form 424(b)(5) filed with the Securities and Exchange Commission on May 11, 2012). As of the date hereof GAP 83, GAP-W, GapStar, KG, CDA, GAPCO III, GAPCO IV, GmBH Management, GenPar and GA each own of record no shares of Common Stock.  As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,478,266 shares of Common Stock, representing approximately 17.4% of the Company’s outstanding Common Stock.

By virtue of the fact that (i) GA is the general partner of GenPar, (ii) GenPar is the general partner of GAP 83, (iii) GAP 83 is the controlling member of GA Investor, (iv) GAP-W, GapStar, KG, CDA, GAPCO III  and GAPCO IV are each members of GA Investor, (v) GA Investor owns a controlling interest in and is entitled to appoint all of the representatives of the board of directors of Holdings, (vi) GA is the managing member of GAPCO III and GAPCO IV, (vii) GmbH Management is the general partner of KG, and (viii) the officers of GapStar, the managing directors of GA Investor and certain members of the board of directors of Holdings who are authorized and empowered to vote and dispose of the securities of GA Investor and Holdings, as applicable, are GA Managing Directors, the Reporting Persons

CUSIP No. 94733A104	SCHEDULE 13D	Page 20 of 26

may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned of record by Holdings and GA Investor.  Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by the Reporting Persons, except to the extent he or she has a pecuniary interest therein.

(b)                      (i)           None of the Reporting Persons has the sole power to direct the voting and disposition of the shares of Common Stock which each owns of record.

(ii)           Please see Item 5(a), which is hereby incorporated by reference.

(c)           Except as set forth in Item 4 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock owned by any member of the group.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is further supplemented by incorporating by reference the information set forth under Item 4 above.

CUSIP No. 94733A104	SCHEDULE 13D	Page 21 of 26

Item 7.  Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (As previously filed.)

Exhibit 2:
Purchase Agreement, dated as of August 3, 2011, by and among the Company, Holdings and Network Solutions (incorporated by reference from Annex A to the Company’s Definitive Proxy Statement on Form DEF 14A (File No. 000-51595) filed with the Securities and Exchange Commission on September 22, 2011). (As previously filed.)

Exhibit 3:
Stockholder Agreement, dated as of October 27, 2011, by and among the stockholders of the Company named therein and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 000-51595) filed with the Securities and Exchange Commission on October 28, 2011). (As previously filed.)

Exhibit 4:
Underwriting Agreement, dated May 10, 2012, among the Company, J.P. Morgan Securities LLC, as representative of the several underwriters listed on Schedule 1 thereto, and certain selling stockholders listed on Schedule 2 thereto (incorporated by reference from Exhibit 1.1 to the Company’s Current Report on Form 8-K (File No. 000-51595) filed on May 11, 2012 with the Securities and Exchange Commission).

Exhibit 5:	Lock-Up Agreement, dated May 10, 2012, of GA-NWS Investor LLC.

Exhibit 6:	Waiver, dated May 7, 2012, by and between Web.com Group, Inc. and GA-NWS Investor LLC.

CUSIP No. 94733A104	SCHEDULE 13D	Page 22 of 26

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2012.

NWS HOLDINGS LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Secretary

GA-NWS INVESTOR LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	SCHEDULE 13D	Page 23 of 26

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its manager

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	SCHEDULE 13D	Page 24 of 26

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	SCHEDULE 13D	Page 25 of 26

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
Gabriel Caillaux	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
Alexander Chulack	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Cory A. Eaves	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15 andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil
Abhay Havaldar	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Patricia Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jing Hong	Room 1708 China World Office 1 China World Trade Center 1 Jianguomenwai Avenue Beijing 100004	P.R.C. (Chinese)
Rene M. Kern	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jonathan Korngold	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Xuesong (Jeff) Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd St., 32nd Floor New York, New York 10055	United States
John C. Morris	55 East 52nd St., 32nd Floor New York, New York 10055	United States

CUSIP No. 94733A104	SCHEDULE 13D	Page 26 of 26

Name	Business Address	Citizenship
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Brett B. Rochkind	55 East 52nd St., 32nd Floor New York, New York 10055	United States
David A. Rosenstein	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States